Exhibit 10.4

November 16, 2023

Dear Dr. Goldberg;

It is our pleasure to offer you a position at Rafael Holdings, Inc. and or its subsidiaries (“Rafael” or the “Company”). This letter agreement (the “Letter Agreement”) outlines the terms of your employment at the Company as follows:

1.	Position and Duties:

You will serve as Chief Medical Officer (the “Position”), reporting to the CEO or to such other person as designated by the Company from time to time (in either case, as relevant, your “Supervisor”). In this Position you will oversee all aspects of the medical facets of the Company’s operations and its subsidiaries, affiliates and entities in which the Company holds a significant stake. This is a full-time position for which you agree to devote one hundred percent of your working hours. You may work at the Company’s Newark, NJ headquarters or work from home on a regular basis but in no event less than three days in the office every other week. You will travel for purposes of Company business, in accordance with the Company’s needs, as such needs are determined by Supervisor.

2.	Term:

Your employment at the Company will commence on November 20, 2023 (the “Start Date”). Please note that your employment shall be at-will and shall not be for any set or fixed period of time, and shall continue until terminated by either you or the Company.

3.	Compensation:

During the Term, you will be compensated at an annual base salary rate of $425,000 (the “Base Salary”), which will be paid to you on a prorated basis less payroll deductions and required withholdings, in accordance with the Company’s standard payroll procedures. Your position is classified as exempt for purposes of relevant wage-hour law and therefore you will not be entitled to overtime pay.

In addition to the Base Salary, you will also be eligible for an annual discretionary bonus in an amount up to 40% of your Base Salary (prorated for your initial year of employment), your entitlement to which and any amount thereof to be determined in the sole and absolute discretion of the Company paid out based upon the achievement of personal and corporate objectives attainment.

4.	Equity:

Subject to the approval of the Compensation Committee of the Board of Directors of the Company you will be entitled to an initial grant of employee stock options to purchase 250,000 shares of Class B common stock (the “Options”). The Options shall be submitted for approval at the Company’s next regularly scheduled quarterly Compensation Committee Meeting of the Board of Directors of the Company held post your Start Date, and if approved, granted within thirty (30) days thereafter. The vesting schedule shall be as follows: Options with respect to twenty-five percent (25%) of the underlying shares shall vest on the first anniversary of the grant date and additional Options with respect to twenty-five (25%) (in each case, rounded to a whole number of shares) of the underlying shares shall vest on each twelve-month anniversary of the first anniversary, so that all Options shall vest by the fourth anniversary of the grant date. The terms and conditions of the grant of the Options shall be as set forth in the Company’s 2018 Stock Option and Incentive Plan, as amended from time to time (the “Plan”) and the related grant agreement and related terms as required by the Company.

All unvested Options shall terminate if your full-time employment with the Company shall cease for any reason.

You will be eligible to receive additional equity grants at the sole discretion of the Compensation Committee of the Board.

5.	Paid Time Off and Benefits:

In addition to Company-designated paid holidays, each calendar year you shall be entitled to take paid time off in accordance with the Company’s applicable policies, as may be updated from time to time, and applicable law.

As a full-time employee of the Company, you will be eligible for health insurance coverage and other employee benefits, in each case as available to similarly situated employees, in accordance with the relevant plans, as such plans are adopted by the Company.

You shall also be entitled to reimbursement for pre-approved business expenses incurred by you in the course of your performance of your duties, as per Company policy, provided that you submit to the Company applicable invoices and other documentation, in form and in substance in accordance with Company policy.

6.	Company Property:

During the Term, the Company may provide you with the benefit of using Company property, such as, but not limited to, a Company-provided laptop. You are obligated to use such Company property in accordance with Company guidelines, and to return any such property to the Company upon the Company’s request, but in any case, upon the termination of your employment, regardless of the reason for such termination.

7.	Restrictive Covenants:

As a condition of your employment at the Company, you are obligated to sign and comply with the terms set forth in the Non-Disclosure and Non-Competition Agreement attached to this Letter Agreement as Schedule A (the “NDNC”).

8.	Governing Law and Agreements:

During the period of your employment at the Company, you will be expected to abide by all policies of the Company, as established from time to time. The terms of your employment, as well as your post-employment obligations, will be governed by the terms of this Letter Agreement, the NDNC, and applicable law. It is agreed that the terms of this Letter Agreement (including any attachments hereto) constitute the entire understanding between you and the Company regarding the subject matter hereof and supersede any previous understanding or agreement (whether oral or written) between you and the Company, and/or the Company’s management.

The Company shall have the right to assign its rights and obligations under this Letter Agreement to any individual, entity, corporation, or partnership that succeeds to all or a portion of the relevant business or assets of the Company. This Letter Agreement is personal to you, and you may not assign your rights and obligations under this Letter Agreement to any third party.

By your signature below, you represent that you are not bound by any agreement, whether oral or written, with a third party, where such agreement would in any way limit your ability to perform your obligations under this Letter Agreement, and you agree that at no time during your employment with the Company will you undertake responsibilities or obligations that will present a conflict of interest with, or limit your ability to fulfil the duties of, your position at the Company.

9.	Notices:

All notices and other communications under this Letter Agreement shall be in writing and shall be given by hand, by email, or by first class mail, certified or registered with return receipt requested, and shall be deemed to have been duly given three (3) days after mailing, twenty-four (24) hours after transmission of an email, or immediately upon hand delivery or explicit acknowledgement of receipt.

10.	Section 409A of the Internal Revenue Code of 1986 as amended:

You and the Company hereby affirm that with respect to any and all payments and benefits under this Letter Agreement, the intent is that such payments and benefits either: (i) do not constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code (“Section 409A”), and therefore are exempt from Section 409A, (ii) are subject to a “substantial risk of forfeiture” and are exempt from Section 409A under the “short−term deferral rule” set forth in Treasury Regulation §1.409A−1(b)(4), or (iii) are in compliance with the terms of 409A. In any event, you and the Company further confirm that they intend to have all provisions of this Letter Agreement construed, interpreted and administered in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. By way of example, and not limitation, solely for purposes of determining the time and form of payments, which are subject to Section 409A, due you under this Letter Agreement in connection with your termination of employment with the Company, you shall not be deemed to have incurred a termination of employment unless and until you shall incur a “separation from service” within the meaning of Section 409A. Each amount or installment to be paid or benefit to be provided under this Letter Agreement shall be construed as a separate and distinct payment for purposes of Section 409A. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Letter Agreement or any other arrangement between you and the Company during the six (6) month period immediately following your separation from service shall instead be paid on the first business day after the date that is six (6) months following your separation from service (or, if earlier, your date of death). To the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, amounts reimbursable to you under this Letter Agreement shall be paid to you on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during one year may not affect amounts reimbursable or provided in any subsequent year. The Company makes no representation that any or all of the payments described in this Letter Agreement will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. You understand and agree that you shall be solely responsible for the payment of any taxes, penalties, interest or other expenses incurred by you on account of non- compliance with Section 409A.

11.	Dispute Resolution:

In the event of a dispute between you and the Company arising out of or related to your employment with the Company (with the exception of disputes arising under the NDNC set forth in Schedule A and claims that pursuant to applicable law a party is prohibited from requiring another party to agree to submit to arbitration), you and the Company agree to exclusively settle such dispute by means of arbitration pursuant to the Federal Arbitration Act, administered by the American Arbitration Association (“AAA”), with such arbitration to take place in New Jersey or another mutually agreed upon location and to be conducted in accordance with the AAA’s Employment Arbitration Rules. In such arbitration, a single arbitrator, appointed by the mutual agreement of you and the Company: (i) shall not amend or modify the terms of this Letter Agreement or of any Company policy, and (ii) shall render a decision within ten (10) business days from the later of closing statements or submission of post-hearing briefs by the parties. The arbitration award shall be final and binding, and any state or federal court shall have jurisdiction to enter a judgment on such award. It is understood that this requirement to arbitrate disputes means that by signing below, you and the Company specifically waive any right either party may have to a trial by jury in a court of law with respect to all claims and demands arising out of or related to your employment with the Company, including, without limitation, any rights you may assert under any federal, state, or local laws or regulations applicable to your employment with the Company (with the exception of disputes arising under the NDNC set forth in Schedule A and claims that pursuant to applicable law a party is prohibited from requiring another party to agree to submit to arbitration). For the avoidance of doubt, the parties acknowledge and agree that the existence of a claim by a party that is not subject to arbitration pursuant to this paragraph shall not impair the enforceability of this paragraph with respect to any other claim brought by that party. Notwithstanding the foregoing, nothing in this paragraph shall be interpreted to mean that you cannot file a charge with the Equal Employment Opportunity Commission and/or the National Labor Relations Board or any comparable federal, state, or local governmental agency.

The terms of this Letter Agreement are conditional upon your providing to the Company, within your first three (3) days of employment, a completed I-9 form accompanied by documentation that you are authorized to work in the United States, in accordance with applicable law. In addition, the Company reserves the right to conduct a background check, and your employment at the Company shall be conditional upon the results of such background check, in each case accordance with applicable law. If the Company determines not to have you commence employment based on the results of a background check (in accordance with all requirements of applicable law), your employment relationship with the Company shall be null and void, and the Company shall have no further obligations to you whatsoever.

We are excited to have you join us as a member of the Rafael team.

To accept this offer of employment and the terms and conditions hereof, please sign this Letter Agreement below and the attached Schedule A (and Exhibit A thereto) in the spaces provided and return all signed documents to David Polinsky at david.polinsky@rafaelholdings.com.

Very truly yours,

/s/ David Polinsky,
David Polinsky,
Chief Financial Officer

AGREED TO AND ACCEPTED BY:	/s/ John Goldberg, MD
John Goldberg, MD

DATE: 11/17/2023